Exhibit 99.1

REPUBLIC POWER GROUP LIMITED

(a British Virgin Islands business company with limited liability) (NASDAQ: RPGL)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting” or “Extraordinary Meeting”) of Republic Power Group Limited (the “Company”) will be held at 10:00 A.M. Eastern Time on April 30, 2026 at #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874. The 2026 Extraordinary Meeting will consider and vote upon the following proposals:

Item		Board Vote Recommendation
1.	That upon the Company’s receipt of the instrument of transfer and application for shares as duly executed by TRUE SAGE INTERNATIONAL LIMITED (“True Sage”), the Company shall repurchase 505,664 class A ordinary shares, par value of US$0.0125 per share (the “Class A Ordinary Shares”), held by True Sage, all of which are fully paid shares, in consideration for the Company’s new issuance of 505,664 class B ordinary shares, par value of US$0.0125 per share (the “Class B Ordinary Shares”) to True Sage, and such issuance of 505,664 Class B Ordinary Shares to True Sage be and is hereby approved and confirmed (the “Share Repurchase” or the “Share Repurchase Proposal”);	“FOR”

2.	The amended and restated memorandum and articles of association (the “Third Amended M&A”) in the form as attached hereto as Appendix A be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the “Amendment to the Current M&A Proposal”).	“FOR”

3.	That subject to the Third M&A becoming effective:		“FOR”

	i)	the Company may effect one or more share consolidations of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.0125 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.0125 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than 180 days from the date of the 2026 Extraordinary Meeting (the “Share Consolidations” or the “Share Consolidation”) be and is hereby approved;

	ii)	the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the 2026 Extraordinary Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

	iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

	iv)	subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the New M&As be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the “New Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”).

As of the date of this Notice of Extraordinary Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

The Board of Directors of the Company has fixed the close of business on April 13, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof. Only holders of Class A Ordinary Shares and Class B Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment thereof.

In addition to mailing the materials, shareholders may also obtain a copy of the proxy materials from the Company’s website at https://republicpower.net/ or by contacting our Investor Relations Department at: ir@republicpower.net.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the 2026 Extraordinary Meeting and at any adjournments or postponements of the 2026 Extraordinary Meeting.

We cordially invite all holders of Ordinary Shares to attend the 2026 Extraordinary Meeting in a hybrid format. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the 2026 Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the 2026 Extraordinary Meeting. If you send in your form of proxy and then decide to attend the 2026 Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the 2026 Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2026 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the 2026 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Ziyang Long
Ziyang Long
Chief Executive Officer

April 15, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

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REPUBLIC POWER GROUP LIMITED

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

PROXY STATEMENT

The Board of Directors of Republic Power Group Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of the Company to be held at 10:00 A.M. Eastern Time on April 30, 2026 at #04-09 Techplace II, 5008 Ang Mo Kio Ave 5, Singapore 569874. Only holders of the Class A ordinary shares, par value US$0.0125 (the “Class A Ordinary Shares”) and Class B ordinary shares, par value US$0.0125 (the “Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) of the Company at the close of business on April 13, 2026 (the “Record Date”) are entitled to attend and vote at the 2026 Extraordinary Meeting or at any adjournment thereof. The necessary quorum shall be one or more shareholders holding shares that represent not less than one third of the votes of the shares entitled to vote on the proposals to be considered at the general meeting.

Any shareholder entitled to attend and vote at the 2026 Extraordinary Meeting may appoint the Chairman as his/her proxy to attend and vote on behalf of him/her. A proxy need not be a shareholder of the Company. On a vote by way of poll, each of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company and each of the Company’s Class B Ordinary Shares shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company.

A proxy statement describing the matters to be voted upon at the 2026 Extraordinary Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about April 16, 2026, to all shareholders entitled to vote at the 2026 Extraordinary Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at https://republicpower.net/ on or about April 16, 2026. If you plan to attend the 2026 Extraordinary Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2026 Extraordinary Meeting.

Whether or not you plan to attend the 2026 Extraordinary Meeting, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on April 29, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

QUESTIONS AND ANSWERS ABOUT

THE 2026 EXTRAORDINARY MEETING, THE PROXY MATERIALS AND VOTING YOUR SHARES

WHY AM I RECEIVING THESE MATERIALS?

Our Board has delivered the Proxy Materials to you in connection with the solicitation of proxies for use at the 2026 Extraordinary Meeting. As a shareholder, you are invited to attend the 2026 Extraordinary Meeting and are requested to vote on the items of business described in this Proxy Statement.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2026 EXTRAORDINARY MEETING?

There are three proposals that will be voted on at the 2026 Extraordinary Meeting:

1.	That upon the Company’s receipt of the instrument of transfer and application for shares as duly executed by TRUE SAGE INTERNATIONAL LIMITED (“True Sage”), the Company shall repurchase 505,664 class A ordinary shares, par value of US$0.0125 per share (the “Class A Ordinary Shares”), held by True Sage, all of which are fully paid shares, in consideration for the Company’s new issuance of 505,664 class B ordinary shares, par value of US$0.0125 per share (the “Class B Ordinary Shares”) to True Sage, and such issuance of 505,664 Class B Ordinary Shares to True Sage be and is hereby approved and confirmed (the “Share Repurchase Proposal”); and

2.	The amended and restated memorandum and articles of association (the “Third Amended M&A”) in the form as attached hereto as Appendix A be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the “Amendment to the Current M&A Proposal”).

3.	That subject to the Third M&A becoming effective:

	i)	the Company may effect one or more share consolidations of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.0125 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.0125 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than 180 days from the date of the 2026 Extraordinary Meeting (the “Share Consolidations” or the “Share Consolidation”) be and is hereby approved;

	ii)	the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the 2026 Extraordinary Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the New M&As be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the “New Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”).

We may also transact such other business as may properly come before the 2026 Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” each proposal from Proposals No. 1 - 3.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on April 13, 2026, the date established by the Board for determining the shareholders entitled to vote at our 2026 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 43,101,278 shares of our Class A Ordinary Shares (representing 43,101,278 votes) and 688,073 shares of our Class B Ordinary Shares (representing 2,064,219 votes) were issued and outstanding and are entitled to vote at the 2026 Extraordinary Meeting. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all proposals to be voted on at the 2026 Extraordinary Meeting.

On a vote by way of poll, each of the Company’s Class A Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each of the Company’s Class B Ordinary Shares shall be entitled to thirty (30) votes on all matters subject to vote at general meetings of the Company.

A list of the shareholders of record as of April 13, 2026 will be available for inspection at the 2026 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

The necessary quorum shall be one or more shareholders holding shares that represent not less than one third of the votes of the shares entitled to vote on the proposals to be considered at the general meeting.

If such shareholders are not present in person or by timely and properly submitted proxies to constitute a quorum, the 2026 Extraordinary Meeting may be adjourned to such time and place determined by the Board. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, Transhare Corporation. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares in person at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting.

HOW DO I VOTE?

Shareholders of record can vote their shares in person by attending the 2026 Extraordinary Meeting in person, by telephone or over the Internet at www.proxyvote.com in accordance with the instructions on your proxy card, or by mail, by completing, signing and mailing your proxy card. The proxy card must be received by Broadridge Financial Solutions, Inc. no later than 11:59 p.m. EST on April 29, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting.

If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes, including voting via the telephone or the Internet. Please contact the institution holding your Class A Ordinary Shares or Class B Ordinary Shares for more information.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Class A Ordinary Shares or Class B Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR” upon the Company’s receipt of the instrument of transfer and application for shares as duly executed by TRUE SAGE INTERNATIONAL LIMITED (“True Sage”), the Company shall repurchase 505,664 class A ordinary shares, par value of US$0.0125 per share (the “Class A Ordinary Shares”), held by True Sage, all of which are fully paid shares, in consideration for the Company’s new issuance of 505,664 class B ordinary shares, par value of US$0.0125 per share (the “Class B Ordinary Shares”) to True Sage, and such issuance of 505,664 Class B Ordinary Shares to True Sage be and is hereby approved and confirmed (the “Share Repurchase Proposal”) (Proposal No.1); and

●	“FOR” the amended and restated memorandum and articles of association (the “Third Amended M&A”) in the form as attached hereto as Appendix A be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the “Amendment to the Current M&A Proposal”) (Proposal No.2).

●	“FOR” that subject to the Third M&A becoming effective:

	i)	the Company may effect one or more share consolidations of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.0125 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.0125 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than 180 days from the date of the 2026 Extraordinary Meeting (the “Share Consolidations” or the “Share Consolidation”) be and is hereby approved;

	ii)	the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the 2026 Extraordinary Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

	iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

	iv)	subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the New M&As be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the “New Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company. (collectively, the “Share Consolidation Proposal”).

Beneficial Owners: If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee) and you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the NASDAQ (“NASDAQ”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. There is no item on the 2026 Extraordinary Meeting agenda that may be considered routine. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of the British Virgin Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy at any time prior to the vote at the 2026 Extraordinary Meeting. If you submitted your proxy by mail, you must file with the Corporate Secretary of the Company a written notice of revocation or deliver, prior to the vote at the 2026 Extraordinary Meeting, a valid, later-dated proxy. Attendance at the 2026 Extraordinary Meeting will not have the effect of revoking a proxy unless you give written notice of revocation to the Corporate Secretary before the proxy is exercised or you vote by written ballot at the 2026 Extraordinary Meeting. If you are a beneficial owner whose Class A Ordinary Shares or Class B Ordinary Shares are held through a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee, or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares, by attending the 2026 Extraordinary Meeting and voting in person.

For purposes of submitting your vote, you may change your vote until 11:59 p.m. EST on April 29, 2026. After this deadline, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

Broadridge Financial Solutions, Inc. will tabulate and certify the votes. We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH ITEM?

The affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting is required for all proposals at the 2026 Extraordinary Meeting.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. For the purpose of determining the presence of a quorum, abstentions are counted as present.

Abstentions will have no effect on the outcome of any proposal.

A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the 2026 Extraordinary Meeting in person or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of any proposal.

WHAT DO I NEED TO DO TO ATTEND THE 2026 EXTRAORDINARY MEETING?

If you plan to attend the 2026 Extraordinary Meeting in person, you will need to bring proof of your ownership of shares, such as your proxy card or transfer agent statement and present an acceptable form of photo identification such as a passport or driver’s license. Cameras, recording devices and other electronic devices will not be permitted at the 2026 Extraordinary Meeting.

If you are a beneficial owner holding shares in “street name” through a bank, broker or other nominee and you would like to attend the 2026 Extraordinary Meeting, you will need to bring an account statement or other acceptable evidence of ownership of shares as of the close of business on April 13, 2026. In order to vote at the 2026 Extraordinary Meeting, you must contact your bank, broker or other nominee in whose name your shares are registered and obtain a legal proxy from your bank, broker or other nominee and bring it to the 2026 Extraordinary Meeting.

WHERE CAN I GET A COPY OF THE PROXY MATERIALS?

The proxy card and the Notice are available on our Company’s website at https://republicpower.net/. The contents of that website are not a part of this Proxy Statement.

PROPOSALS

PROPOSAL NO. 1

SHARE REPURCHASE

General

The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to, upon the Company’s receipt of the instrument of transfer and application for shares as duly executed by True Sage, repurchase 505,664 Class A Ordinary Shares held by True Sage, all of which are fully paid shares, in consideration for the Company’s new issuance of 505,664 Class B Ordinary Shares.

Rationale of the Share Repurchase

Currently, in respect of all matters subject to a shareholder’s vote, no business shall be transacted at any general meeting unless a quorum of shareholders is present at the time. A resolution of shareholders requires the affirmative vote of a simple majority of the votes cast at a duly constituted meeting of the shareholders of the Company.

The Board plans to issue Class B Ordinary Shares only to founders, key executives, members of the Board, or other individuals who are deeply involved in the Company’s strategic direction and long-term decision-making, as determined by the Board. The Board believes that the Share Repurchase would enable the Company to maintain stable and consistent leadership while continuing to execute its long-term business strategy in a highly competitive and evolving market environment. In particular, the Board believes that issuing additional Class B Ordinary Shares to True Sage, which is owned and controlled by Hao Feng Ng, the Company’s founder and Chairman of the Board, will allow Mr. Ng to continue to exercise effective leadership and oversight over the Company’s strategic initiatives, capital allocation priorities and key corporate actions. Mr. Ng has been instrumental in the Company’s growth and transformation since its inception and remains deeply involved in the Company’s operations, strategic planning and execution. The Board believes that Mr. Ng’s continued ability to guide the Company’s long-term vision is critical to the Company’s future success.

A majority of the members of the Board are independent directors, and all directors are subject to fiduciary duties under applicable law, including the duty to act honestly and in good faith and in what the director believes to be in the best interests of the Company. The Board believes that the presence of independent directors provides effective oversight of management and helps balance the interests of all shareholders.

Effects of the Share Repurchase

Prior to the proposed Share Repurchase, True Sage beneficially owns a total of 505,664 Class A Ordinary Shares and 5,000 Class B Ordinary Shares, representing approximately 20.17% of total voting power. Upon consummation of the repurchase, True Sage will beneficially hold nil Class A Ordinary Shares and 510,664 Class B Ordinary Shares, representing approximately 85.51% of total voting power.

Resolutions

The resolution to be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting in relation to the Share Repurchase is:

“IT IS RESOLVED, that upon the Company’s receipt of the instrument of transfer and application for shares as duly executed by True Sage International Ltd. (“True Sage”), the Company shall repurchase 505,664 class A ordinary shares, par value of US$0.0125 per share (the “Class A Ordinary Shares”), held by True Sage, all of which are fully paid shares, in consideration for the Company’s new issuance of 505,664 class B ordinary shares, par value of US$0.0125 per share (the “Class B Ordinary Shares”) to True Sage, and such issuance of 505,664 Class B Ordinary Shares to True Sage be and is hereby approved and confirmed (the “Share Repurchase Proposal”);”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting will be required to approve the Share Repurchase Proposal.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF SHARE REPURCHASE AS DESCRIBED IN THIS PROPOSAL 1.

PROPOSAL NO. 2
AMENDMENT TO THE CURRENT M&A

General

Our Board has determined that it is advisable and in the best interests of the Company and its shareholders, for the Company to adopt a third amended and restated memorandum of association and articles of association in the form as attached hereto as Appendix A (the “Third Amended M&A”), which will replace the Company’s existing memorandum and articles of association in their entirety.

The Third Amended M&A is intended to, among other things, align the Company’s constitutional documents with market practice for companies listed on the Nasdaq Stock Market, reflect applicable corporate governance requirements, and incorporate certain administrative, clarifying and modernization updates.

The Third Amended M&A includes a comprehensive update and restatement of the Company’s existing constitutional documents. While a number of provisions have been revised, reorganized or clarified, the principal changes are summarized below.

The Third Amended M&A has been reorganised into a modernised format with clearer article numbering, a comprehensive table of contents, and more detailed provisions organised into distinct sections for improved readability and navigation.

Under the Third Amended M&A, shareholders will no longer be permitted to pass resolutions by written consent; all actions of shareholders must instead be effected at a duly convened meeting. Under the Company's existing memorandum and articles of association, written resolutions are permitted at any time.

The Third Amended M&A also introduces detailed Audit Committee provisions, requiring the Company to establish and maintain an Audit Committee for so long as its shares are listed on the Nasdaq Stock Market. The Audit Committee will be required to meet at least quarterly, conduct an annual review of its formal written charter, review and approve all related party transactions, and comply with applicable SEC and stock exchange rules. New provisions regarding Independent Directors have also been included, with restrictions on actions that could affect their independence status.

With respect to directors, the Third Amended M&A clarifies that the threshold for removing a director by written resolution is seventy-five percent (75%) of the votes of either shareholders or directors entitled to vote.

The consent threshold for varying class rights has been strengthened. Under the Company’s existing memorandum and articles of association, the written consent of holders of not less than 50 percent of the issued shares in the relevant class is required. Under the Third Amended M&A, the written consent of all holders of a class (or a majority vote at a separate class meeting) will be required to vary class rights.

Finally, certain provisions contained in the Company's existing memorandum and articles of association have been removed or substantially revised in the Third Amended M&A, including the detailed proxy form template, provisions relating to the sale of shares of untraceable shareholders, and provisions relating to mortgages and charges of shares.

This summary is qualified in its entirety by reference to the full text of the Third Amended M&A, a copy of which is attached as Annex A to this proxy statement.

Rationale for the Amendment to the Current M&A

The Company’s existing memorandum and articles of association were adopted prior to its listing on the Nasdaq Stock Market and do not fully reflect the governance framework typically adopted by publicly listed companies.

The Board believes that the adoption of the Amended M&A will help align the Company’s practices with investor expectations and applicable listing standards; provide greater clarity with respect to shareholder rights and Board procedures; and improve administrative efficiency and flexibility in the operation of the Company.

Resolutions

The resolution to be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting for adopting the Amendment to the Current M&A is:

“IT IS RESOLVED, that the amended and restated memorandum and articles of association (the “Third Amended M&A”) in the form as attached hereto as Appendix A be approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing memorandum and articles of association of the Company (the “Amendment to the Current M&A Proposal”).”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting will be required to approve the Amendment to the Current M&A Proposal.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF AMENDMENT TO THE CURRENT M&A AS DESCRIBED IN THIS PROPOSAL 2.

PROPOSAL NO. 3
SHARE CONSOLIDATION

General

Our Board has determined that it is advisable and in the best interests of the Company and its shareholders, to approve the Share Consolidation. The Share Consolidation must be passed by a resolution of shareholders which requires the affirmative vote of a simple majority of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting.

The Share Consolidation will be implemented simultaneously for all shares of the Company. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, our CUSIP number (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change. If and when the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. The trading price of Class A Ordinary Shares will change accordingly with the Share Consolidation.

Fractional Shares

The Board may settle as it considers expedient any difficulty which arises in relation to the Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Board may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.

Reasons for the Share Consolidation

The Board believes the Share Consolidation Proposal, if approved, will provide the Company with the ability to act promptly if the market price of its Class A Ordinary Shares decreases in the future to be less than $1 for a consecutive thirty (30) trading days, including following any potential capital markets transaction. The Board expects that a higher trading price of the Class A Ordinary Shares following a Share Consolidation may help the Company maintain compliance with Nasdaq’s minimum bid price requirement, should such compliance ever become an issue.

In addition, the Board also believes that the increased market price of our Class A Ordinary Shares expected as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Class A Ordinary Shares and may encourage interest and trading in our Class A Ordinary Shares. The Share Consolidation, if effected, could allow a broader range of institutions to invest in our Class A Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Class A Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Class A Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Class A Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Post Share Consolidation

There were 43,101,278 Class A Ordinary Shares and 688,073 Class B Ordinary Shares issued and outstanding as of the Record Date. The following table contains the approximate number of issued and outstanding Ordinary Shares immediately following a Share Consolidation at the ratios of 100-1, 50-1 or 2-1, without giving effect to any adjustments for fractional shares.

	Shares Outstanding
	Record	Ratio of	Ratio of	Ratio of
	Date	2-1	50-1	100-1
Class A Ordinary Shares	43,101,278	21,550,639	862,026	431,013
Class B Ordinary Shares	688,073	344,037	13,762	6,881

The following table contains the number of authorized share capital of the Company immediately following a Share Consolidation at the ratios of 100-1, 50-1 or 2-1, without giving effect to any adjustments for fractional shares.

Shares Authorized
	Record	Ratio of	Ratio of	Ratio of
	Date	2-1	50-1	100-1
Class A Ordinary Shares	unlimited	unlimited	unlimited	unlimited
Class B Ordinary Shares	2,500,000	1,250,000	50,000	25,000

Book-Entry Shares

If the Share Consolidation is effected, shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners will be sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders will be notified that the Share Consolidation has been effected. We expect that our transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-consolidation Ordinary Shares will be asked to surrender to the exchange agent certificates evidencing pre-consolidation shares in exchange for certificates evidencing post-consolidation Ordinary Shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation Ordinary Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation will not affect the Ordinary Shares capital account on our balance sheet. The stated capital component will be reduced proportionately based upon the Share Consolidation and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares will be increased because there will be fewer shares of Ordinary Shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, the Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of our Ordinary Shares.

Resolutions

The resolutions to be put to the shareholders to consider and to vote upon at the 2026 Extraordinary Meeting for adopting the Share Consolidation are:

“IT IS RESOLVED, that subject to the Third M&A becoming effective:

i)	the Company may effect one or more share consolidations of (i) each of the issued and unissued class A ordinary shares with a par value of US$0.0125 each (“Class A Ordinary Shares”) and (ii) each of the issued and unissued class B ordinary shares with a par value of US$0.0125 (“Class B Ordinary Shares”, together with Class A Ordinary Shares, the “Ordinary Shares”) at a cumulative ratio of not less than one (1)-for-two (2) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the board of Directors (the “Board”) in its sole discretion by no later than 180 days from the date of the 2026 Extraordinary Meeting (the “Share Consolidations” or the “Share Consolidation”) be and is hereby approved;

ii)	the Board be authorized at its absolute and sole discretion to either (i) implement one or more Share Consolidations and determine the exact ratio of each Share Consolidation and effective date of each Share Consolidation at any time within 180 days following the date of the 2026 Extraordinary Meeting or (ii) elect not to implement any Share Consolidations, and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to each Share Consolidation, if and when deemed advisable by the Board in its sole discretion;

iii)	the Directors may settle as they consider expedient any difficulty which arises in relation to each Share Consolidation including arranging for the sale of any Class A Ordinary Shares or Class B Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the shareholders of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Class A Ordinary Shares or Class B Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company; and

iv)	subject to the determination of the ratio of each Share Consolidation within the Range by the Directors and each Share Consolidation taking effect, the New M&As be further amended to, among others, reflect each Share Consolidation and the authorized number of shares after each Share Consolidation, and an amended and restated memorandum and articles of association (the “New Amended M&A”) be adopted as the new memorandum and articles of association of the Company in substitution for then current memorandum and articles of association of the Company.

(collectively, the “Share Consolidation Proposal”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of the votes of the shares entitled to vote on the proposal that were cast at the 2026 Extraordinary Meeting will be required to approve the Share Consolidation Proposal.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CONSOLIDATION AS DESCRIBED IN THIS PROPOSAL 3.

The Board of Directors is not aware of any other matters to be submitted to the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Hao Feng Ng
Hao Feng Ng
Chairman

April 15, 2026

Appendix A

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

AND ARTICLES OF ASSOCIATION

OF

Republic Power Group Limited

As amended and adopted by resolutions of the members of the Company passed on [●] and filed on [●]

Incorporated on the 17th day of November 2021

Conyers Trust Company (BVI) Limited

P.O. Box 3140

Road Town

Tortola

British Virgin Islands

Appendix A-1

Republic Power Group Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Republic Power Group Limited

As amended and adopted by resolutions of members of the Company passed on [●] and filed on [●]

1.	NAME

The name of the Company is Republic Power Group Limited (the "Company").

2.	STATUS

The Company is a company limited by shares.

3.	REGISTERED OFFICE AND REGISTERED AGENT

(a)	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The current registered office of the Company is at Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(b)	The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

The current registered agent of the Company is Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.

(c)	The Company may change its registered office or registered agent by a Resolution of Directors or a Resolution of Members. The change shall take effect upon the Registrar registering a notice of change filed under section 92 of the Act.

4.	CAPACITY AND POWERS

Subject to the Act and any other British Virgin Islands legislation for the time being in force, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of subparagraph (a), full rights, powers and privileges.

Appendix A-2

Republic Power Group Limited

5.	NUMBER AND CLASSES OF SHARES

5.1	The issued shares of the Company shall be divided into two classes: (i) Class A Ordinary Shares; and (ii) Class B Ordinary Shares.

5.2	Shares in the Company shall be issued in the currency of the United States of America.

5.3	The Company is authorised to issue an unlimited number of shares with a par value of US$0.0125 each comprising (i) an unlimited number of class A ordinary shares with a par value of US$0.0125 each; and (ii) 2,500,000 class B ordinary shares with a par value US$0.0125 each.

6.	RIGHTS ATTACHING TO SHARES

The rights and restrictions attaching to the Ordinary Shares are as follows:

(a)	Income

Holders of Class A Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time. Holders of Class B Ordinary Shares shall not be entitled to any dividends paid by the Company.

(b)	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c)	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Unless otherwise provided in Clause 7 below, each share of Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to [thirty (30)] votes on all matters subject to the vote at general meetings of the Company.

(d)	Conversion

(i)	Each share of Class B Ordinary Share is convertible into one (1) share of Class A Ordinary Share at any time by the holder thereof by giving the Company notice of such request not less than twenty-one (21) days prior to the date on which such conversion is required to take place. The notice shall specify the number and series of Class B Ordinary Shares that the Member wishes to convert and the date on which the Member requires the conversion to occur and shall be accompanied by the relative share certificates, if any which have been issued by the Company.

(ii)	In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Appendix A-3

Republic Power Group Limited

(iii)	For the avoidance of doubt, a transfer shall be effective upon the Company’s registration of such transfer in its register of Members.

(iv)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Clause 6 shall be effected by means of the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu is all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the register of Members of the Company to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(v)	Upon conversion, the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of Members of the Company and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares, as the case may be.

(vi)	Save and except for income, voting rights and conversion rights as set out in this Clause 6(a), (c) and (d), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

7.	VARIATION OF CLASS RIGHTS

The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not the Company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class or series. To every such separate general meeting all the provisions of the Articles relating to general meetings of the Company shall, mutatis mutandis, apply, but so that:

(a)	separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the Board, or (ii) a majority of the entire Board (unless otherwise specifically provided by the terms of issue of the shares of such class or series). Nothing in this Clause 7 shall be deemed to give any Member or Members the right to call a class or series meeting;

(b)	the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a Member being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Members who are present shall form a quorum);

Appendix A-4

Republic Power Group Limited

(c)	every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)	any holder of shares of the class present in person or by proxy or authorised representative may demand a poll.

8.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

Rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

9.	REGISTERED SHARES

The Company shall issue registered shares only, and such shares may be in full or fractional form. The Company is not authorised to issue bearer shares, convert registered shares to bearer shares, or exchange registered shares for bearer shares.

10.	AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Subject to Clause 7, the Company may amend its Memorandum or Articles by a Resolution of Members or a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Members to amend the Memorandum or Articles;

(b)	to change the percentage of Members required to pass a Resolution of Members to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Members;

(d)	to clauses 6, 7, 8 or this clause 10.

11.	DEFINITIONS

The meanings of words in this Memorandum are as defined in the Articles annexed hereto.

Appendix A-5

Republic Power Group Limited

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 17th day of November 2021.

Incorporator

SIGNED Rexella D. Hodge

(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

Appendix A-6

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Republic Power Group Limited

As amended and adopted by resolutions of members of the Company passed on [●] and filed on [●]

Appendix A-7

Republic Power Group Limited

TABLE OF CONTENTS

interpretation
1.	Definitions	10

SHARES
2.	Power to Issue Shares	13
3.	Power of the Company to Purchase its Shares	14
4.	Treatment of Purchased, Redeemed or Acquired Shares	14
5.	Treasury Shares	14
6.	Consideration	14
7.	Forfeiture of Shares	15
8.	Share Certificates	15
9.	Fractional Shares	16

REGISTRATION OF SHARES
10.	Register of Members	16
11.	Registered Holder Absolute Owner	16
12.	Transfer of Registered Shares	16
13.	Transmission of Registered Shares	17

ALTERATION OF SHARES
14.	Power to Alter Shares	18
15.	Restrictions on the Division of Shares	18

DISTRIBUTIONS
16.	Distributions	18
17.	Power to Set Aside Profits	19
18.	Unauthorised Distributions	19
19.	Distributions to Joint Holders of Shares	19

MEETINGS OF MEMBERS
20.	General Meetings	19
21.	Location	19
22.	Requisitioned General Meetings	19
23.	Notice	19
24.	Giving Notice	20
25.	Service of Notice	20
26.	Participating in Meetings by Telephone	20
27.	Quorum at General Meetings	21
28.	Chairman to Preside	21
29.	Voting on Resolutions	21
30.	Power to Demand a Vote on a Poll	21
31.	Voting by Joint Holders of Shares	22
32.	Instrument of Proxy	22
33.	Representation of Members	22
34.	Adjournment of General Meetings	23
35.	Business at Adjourned Meetings	23
36.	Directors Attendance at General Meetings	23

Appendix A-8

Republic Power Group Limited

DIRECTORS AND OFFICERS
37.	Election of Directors	23
38.	Number of Directors	23
39.	Term of Office of Directors	24
40.	Alternate and Reserve Directors	24
41.	Removal of Directors	24
42.	Vacancy in the Office of Director	25
43.	Remuneration of Directors	25
44.	Resignation of directors	25
45.	Directors to Manage Business	25
46.	Committees of Directors	26
47.	Officers and Agents	27
48.	Removal of Officers and Agents	28
49.	Duties of Officers	28
50.	Remuneration of Officers	28
51.	Standard of Care	28
52.	Conflicts of Interest	28
53.	Indemnification and Exculpation	29

MEETINGS OF THE BOARD OF DIRECTORS
54.	Board Meetings	30
55.	Notice of Board Meetings	31
56.	Participation in Meetings by Telephone	31
57.	Quorum at Board Meetings	31
58.	Board to Continue in the Event of Vacancy	31
59.	Chairman to Preside	31
60.	Powers of Sole Director	31
61.	Proceedings if One Director	31

CORPORATE RECORDS
62.	Documents to be Kept	32
63.	Form and Use of Seal	32

ACCOUNTS
64.	Books of Account	33
65.	Form of Records	33
66.	Financial Statements	33
67.	Distribution of Accounts	33

AUDITS
68.	Audit	34
69.	Appointment of Auditor	34
70.	Remuneration of Auditor	34
71.	Duties of Auditor	34
72.	Access to Records	34
73.	Auditor Entitled to Notice	35

VOLUNTARY LIQUIDATION
74.	Liquidation	35

FUNDAMENTAL CHANGES
75.	Changes	35
76.	Continuation under Foreign Law	35

Appendix A-9

Concorde International Group Ltd

interpretation

1.	Definitions

1.1.	In the Memorandum and these Articles, the following words and expressions shall, where not inconsistent with the context, have the following meanings, respectively:

“Act”	BVI Business Companies Act, 2004 and includes the regulations made under the Act, as from time to time amended or restated;

“Affiliates”	as defined in Rule 501(b) of Regulation D under the Securities Act;

“Articles”	these Articles of Association as originally registered or as from time to time amended or restated;

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 46.6, or any successor audit committee;

“Auditor”	the independent auditor of the Company which shall be an internationally recognized firm of independent accountants;

“Board” or "Director(s)"	the board of directors of the Company or the directors present at a meeting of directors of the Company at which a quorum is present;

“Class A Ordinary Share”	a class A ordinary share with a par value of US$0.0125 each in the Company having the rights set out in the Memorandum;

“Class B Ordinary Share”	a class B ordinary share with a par value of US$0.0125 each in the Company having the rights set out in the Memorandum;

“Company”	Republic Power Group Limited;

"Designated Stock Exchange"	the stock exchange in the United States on which any shares of the Company (or depositary receipts therefor) are listed for trading;

“Distribution”

(a)    the direct or indirect transfer of an asset, other than the Company’s own shares, to or for the benefit of a Member; or

(b)   the incurring of a debt to or for the benefit of a Member;

in relation to shares held by a Member and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of shares, a transfer of indebtedness or otherwise, and includes a dividend;

Appendix A-10

Republic Power Group Limited

Electronic Communication	a communication sent by electronic means, including electronic posting to the Company’s website, transmission to any number, address or internet website (including the website of the SEC) or other electronic delivery methods as otherwise decided and approved by the Directors;

“Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended;

“IPO”	the initial public offering of shares or securities or other rights to receive or subscribe for securities of the Company;

“Member”	a person whose name is entered in the register of members as the holder of one or more shares, or fractional shares, in the Company;

“Memorandum”	the amended and restated Memorandum of Association of the Company as originally registered or as from time to time amended or restated;

“Ordinary Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares collectively;

“Resolution of Directors”

(a)  a resolution approved at a duly constituted meeting of directors or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present who voted and did not abstain; or

(b)   subject to article 41.1, a resolution consented to in writing by all of the directors or of all the members of the committee, as the case may be;

“Resolution of Members”

(a)   a resolution approved at a duly constituted meeting of Members by the affirmative vote of a simple majority of the votes of those Members entitled to vote and voting on the resolution; or

(b)   subject to article 41.1, a resolution consented to in writing by a majority of in excess of 50 percent of the votes of those Members entitled to vote and voting on the resolution;

“Seal”	the common seal of the Company;

Appendix A-11

Republic Power Group Limited

“SEC”	the United States Securities and Exchange Commission;

“Secretary”	the person appointed to perform any or all of the duties of secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary;

“Securities Act”	the U.S. Securities Act 1933, as amended;

“Statutes”	the Act, the Exchange Act, the Securities Act and every other law of the Legislature of the British Virgin Islands or the United States of America for the time being in force applying to or affecting the Company, the Memorandum and/or these Articles; and

“Treasury Share”	a share of the Company that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

1.2.	In the Memorandum and these Articles, where not inconsistent with the context:

(a)	words denoting the plural number include the singular number and vice versa;

(b)	words denoting the masculine gender include the feminine and neuter genders;

(c)	words importing persons include companies, associations or bodies of persons whether corporate or not;

(d)	a reference to voting in relation to shares shall be construed as a reference to voting by Members holding the shares, except that it is the votes allocated to the shares that shall be counted and not the number of Members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction;

(e)	a reference to money is, unless otherwise stated, a reference to the currency in which shares of the Company shall be issued;

Appendix A-12

Republic Power Group Limited

(f)	the words:-

(i)	"may" shall be construed as permissive; and

(ii)	"shall" shall be construed as imperative; and

(g)	unless otherwise provided herein, words or expressions defined in the Act shall bear the same meaning in these Articles.

1.3.	In the Memorandum and these Articles, expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing or reproducing words or figures in a legible and non-transitory form or, to the extent permitted by and in accordance with the Statutes and other applicable laws, rules and regulations, any visible substitute for writing (including an Electronic Communication), or modes of representing or reproducing words partly in one visible form and partly in another visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member’s election comply with all applicable Statutes, rules and regulations.

1.4.	In the Memorandum and these Articles, references to any law, ordinance, statute or statutory provision shall be interpreted as relating to any statutory modification or re-enactment thereof for the time being in force.

1.5.	In the Memorandum and these Articles, references to a document (including, but without limitation, a resolution in writing) being signed or executed include references to it being signed or executed under hand or under seal or by electronic signature or by Electronic Communication or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

1.6.	Where a Member is a corporation, any reference in the Memorandum and these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member.

1.7.	Headings used in the Memorandum and these Articles are for convenience only and are not to be used or relied upon in the construction hereof.

SHARES

2.	Power to Issue Shares

2.1	Subject to the provisions of the Memorandum, the unissued shares of the Company shall be at the disposal of the Board which may, without prejudice to any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or otherwise dispose of the shares to such persons, at such times and upon such terms and conditions as the Company may by Resolution of Directors determine.

Appendix A-13

Republic Power Group Limited

2.2	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares or ordinary shares authorized by and complying with the conditions of the Memorandum and these Articles.

3.	Power of the Company to Purchase its Shares

Subject to these Articles, the Company may by Resolution of Directors, purchase, redeem or otherwise acquire and hold its own shares. Sections 60, 61 and 62 of the Act shall not apply to the Company.

4.	Treatment of Purchased, Redeemed or Acquired Shares

4.1.	Subject to article 4.2, a share that the Company purchases, redeems or otherwise acquires may be cancelled or held by the Company as a Treasury Share.

4.2.	The Company may only hold a share that has been purchased, redeemed or otherwise acquired as a Treasury Share if the number of shares purchased, redeemed or otherwise acquired, when aggregated with shares of the same class already held by the Company as Treasury Shares, does not exceed 50% of the shares of that class previously issued by the Company, excluding shares that have been cancelled.

5.	Treasury Shares

5.1.	Treasury Shares may be transferred by the Company and the provisions of the Act, the Memorandum and these Articles that apply to the issue of shares apply to the transfer of Treasury Shares.

5.2.	All the rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by or against the Company while it holds the share as a Treasury Share.

6.	Consideration

6.1.	A share may be issued for consideration, in any form or a combination of forms, including money, a promissory note or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

6.2.	No share may be issued for a consideration, which is in whole or part, other than money unless the Board passes a resolution stating:

(a)	the amount to be credited for the issue of the share; and

(b)	that, in its opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the share.

Appendix A-14

Republic Power Group Limited

6.3.	No share may be issued by the Company that:

(a)	increases the liability of a person to the Company; or

(b)	imposes a new liability on a person to the Company,

unless that person, or an authorised agent of that person, agrees in writing to becoming the holder of the share.

6.4.	The consideration for a share with par value shall not be less than the par value of the share.

6.5.	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

7.	Forfeiture of Shares

7.1.	Where a share is not fully paid for on issue, the Board may, subject to the terms on which the share was issued, at any time serve upon the Member a written notice of call specifying a date for payment to be made.

7.2.	The written notice of call shall name a further date not earlier than the expiration of fourteen days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice, the share will be liable to be forfeited.

7.3.	Where a notice complying with the foregoing provisions has been issued and the requirements of the notice have not been complied with, the Board by Resolution of Directors may, at any time before tender of payment, forfeit and cancel the share to which the notice relates and direct that the register of members be updated.

7.4.	Upon forfeiture and cancellation pursuant to article 7.3, the Company shall be under no obligation to refund any moneys to that Member and that Member shall be discharged from any further obligation to the Company as regards the forfeited share.

8.	Share Certificates

8.1.	The Company shall not be required to issue certificates in respect of its shares to a Member, but may elect to do so by the determination of any one director or the Secretary in his sole discretion, upon the request and at the expense of the Member.

8.2.	If the Company issues share certificates, the certificates shall be signed by at least one director or such other person who may be authorised by Resolution of Directors to sign share certificates, or shall be under the common seal of the Company, with or without the signature of any director, and the signatures and common seal may be facsimiles.

Appendix A-15

Republic Power Group Limited

8.3.	Any Member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a share certificate for registered shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

9.	Fractional Shares

The Company may issue fractional shares and a fractional share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

REGISTRATION OF SHARES

10.	Register of Members

10.1.	The Board shall cause there to be kept a register of members in which there shall be recorded the name and address of each Member, the number of each class and series of shares held by each Member, the date on which the name of each Member was entered in the register of members and the date upon which any person ceased to be a Member.

10.2.	The register of members may be in such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Unless the Board otherwise determines, the magnetic, electronic or other data storage form shall be the original register of members.

11.	Registered Holder Absolute Owner

11.1.	The entry of the name of a person in the register of members as a holder of a share in the Company is prima facie evidence that legal title in the share vests in that person.

11.2.	The Company may treat the holder of a registered share as the only person entitled to:

(a)	exercise any voting rights attaching to the share;

(b)	receive notices;

(c)	receive a Distribution in respect of the share; and

(d)	exercise other rights and powers attaching to the share.

12.	Transfer of Registered Shares

12.1.	Registered shares in the Company shall only be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

12.2.	The instrument of transfer shall also be signed by the transferee if registration as a holder of the share imposes a liability to the Company on the transferee.

12.3.	The instrument of transfer shall be sent to the Company for registration.

Appendix A-16

Republic Power Group Limited

12.4.	The Company shall, on receipt of an instrument of transfer, enter the name and address of the transferee of the share in the register of members unless the Board resolves to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.

12.5.	The Board is permitted to pass a Resolution of Directors refusing or delaying the registration of a transfer where it reasonably determines that it is in the best interest of the Company to do so. Without limiting the generality of the foregoing, the Board may refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares.

12.6.	Where the Board passes a resolution to refuse or delay the registration of a transfer, the Company shall, as soon as practicable, send the transferor and the transferee a notice of the refusal or delay.

12.7.	The transfer of a share is effective when the name of the transferee is entered in the register of members and the Company shall not be required to treat a transferee of a share in the Company as a Member until the transferee's name has been entered in the register of members.

12.8.	If the Board is satisfied that an instrument of transfer has been signed but that the instrument has been lost or destroyed, it may resolve:

(a)	to accept such evidence of the transfer of the shares as they consider appropriate; and

(b)	that the transfer of shares be recorded, including by the entry of the transferee's name in the register of members.

13.	Transmission of Registered Shares

13.1.	The executor or administrator of the estate of a deceased Member, the guardian of an incompetent Member, the liquidator of an insolvent Member or the trustee of a bankrupt Member shall be the only person recognised by the Company as having any title to the Member's share.

13.2.	Any person becoming entitled by operation of law or otherwise to a share in consequence of the death, incompetence or bankruptcy of any Member may be registered as a Member upon such evidence being produced as may reasonably be required by the Board. An application by any such person to be registered as a Member shall for all purposes be deemed to be a transfer of the share of the deceased, incompetent or bankrupt Member and the Board shall treat it as such.

13.3.	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any Member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share and such request shall likewise be treated as if it were a transfer.

Appendix A-17

Republic Power Group Limited

ALTERATION OF SHARES

14.	Power to Alter Shares

14.1.	The Company may amend the Memorandum to increase or reduce the maximum number of shares that the Company is authorised to issue, or to authorise the Company to issue an unlimited number of shares.

14.2.	Subject to the Memorandum and these Articles, the Company may:

(a)	divide its shares, including issued shares, into a larger number of shares; or

(b)	combine its shares, including issued shares, into a smaller number of shares;

provided that, where shares are divided or combined, the aggregate par value (if any) of the new shares must be equal to the aggregate par value (if any) of the original shares.

14.3.	A division or combination of shares, including issued shares, of a class or series shall be for a larger or smaller number, as the case may be, of shares in the same class or series.

14.4.	The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under this Article 14 and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of shares or arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorise some person to transfer the shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

15.	Restrictions on the Division of Shares

The Company shall not divide its shares if it would cause the maximum number of shares that the Company is authorised to issue to be exceeded.

DISTRIBUTIONS

16.	Distributions

16.1.	The Board may, by Resolution of Directors, authorise a Distribution by the Company to Members at such time and of such an amount as it thinks fit if it is satisfied, on reasonable grounds, that immediately after the Distribution, the value of the Company's assets exceeds its liabilities and the Company is able to pay its debts as they fall due. The resolution shall include a statement to that effect.

16.2.	Notice of any Distribution that may have been authorised shall be given to each Member entitled to the Distribution in the manner provided in article 24 and all Distributions unclaimed for three years after having been authorised may be forfeited by Resolution of Directors for the benefit of the Company.

Appendix A-18

Republic Power Group Limited

17.	Power to Set Aside Profits

The Board may, before authorising any Distribution, set aside out of the profits of the Company such sum as it thinks proper as a reserve fund, and may invest the sum so set apart as a reserve fund in such securities as it may select.

18.	Unauthorised Distributions

18.1.	If, after a Distribution is authorised and before it is made, the Board ceases to be satisfied on reasonable grounds that immediately after the Distribution the value of the Company's assets exceeds its liabilities and the Company is able to pay its debts as they fall due, such Distribution is deemed not to have been authorised.

18.2.	A Distribution made to a Member at a time when, immediately after the Distribution, the value of the Company's assets did not exceed its liabilities and the Company was not able to pay its debts as they fell due, is subject to recovery in accordance with the provisions of the Act.

19.	Distributions to Joint Holders of Shares

If two or more persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any Distribution payable in respect of such shares.

MEETINGS OF MEMBERS

20.	General Meetings

The Board, by Resolution of Directors, may convene meetings of the Members of the Company at such times and in such manner as the Board considers necessary or desirable.

21.	Location

Any meeting of the Members may be held in such place within or outside the British Virgin Islands as the Board considers appropriate.

22.	Requisitioned General Meetings

The Board shall call a meeting of the Members if requested in writing to do so by Members entitled to exercise at least thirty percent of the voting rights in respect of the matter for which the meeting is being requested.

23.	Notice

23.1.	The Board shall give not less than seven days' notice of meetings of Members to those persons whose names, on the date the notice is given, appear as Members in the register of members of the Company and are entitled to vote at the meeting.

Appendix A-19

Republic Power Group Limited

23.2.	A meeting of Members held in contravention of the requirement in article 23.1 is valid if Members holding a ninety percent majority of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Member at the meeting shall be deemed to constitute waiver on his part.

23.3.	The inadvertent failure of the Board to give notice of a meeting to a Member, or the fact that a Member has not received notice, does not invalidate the meeting.

23.4.	Until the consummation of the Company’s IPO, any action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice. If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Members. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which the Members holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts. Following the Company’s IPO, any action required or permitted to be taken by the Members of the Company must be effected by a meeting of the Members, such meeting to be duly convened and held in accordance with these Articles.

24.	Giving Notice

24.1.	A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member's address in the register of members or to such other address given for the purpose. Notice may be sent by mail, courier service, facsimile, electronic mail or other mode of representing words in a legible form as agreed by such Member.

24.2.	Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the register of members and notice so given shall be sufficient notice to all the holders of such shares.

25.	Service of Notice

Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier or transmitted by facsimile, electronic mail or other method as the case may be.

26.	Participating in Meetings by Telephone

A Member shall be deemed to be present at a meeting of Members if he participates by telephone or other electronic means and all Members participating in the meeting are able to hear each other. All persons seeking to attend and participate in a meeting by means of digital or Electronic Communications equipment or software or other facilities shall be responsible for maintaining adequate facilities to enable them to do so, and any inability of a person or persons to attend or participate in meeting by such means shall not invalidate the proceedings of that meeting.

Appendix A-20

Republic Power Group Limited

27.	Quorum at General Meetings

27.1.	A meeting of Members is properly constituted if at the commencement of the meeting there are present in person or by proxy not less than one-third of the votes of the shares or, in the case of a class meeting, the relevant class or series of shares, entitled to vote on Resolutions of Members to be considered at the meeting.

27.2.	If, within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the Board may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

27.3.	If a quorum is present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter and a certificate signed by such person accompanied, where such person be a proxy, by a copy of the proxy form, shall constitute a valid Resolution of Members.

28.	Chairman to Preside

At every meeting of Members, the chairman of the Board shall preside as chairman of the meeting. If there is no chairman of the Board or if the chairman of the Board is not present at the meeting, the Members present shall choose one of their number to be the chairman. If the Members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman.

29.	Voting on Resolutions

At any meeting of the Members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes thereof.

30.	Power to Demand a Vote on a Poll

30.1.	At any meeting of Members a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Articles (including without limitation clause 7 in the Memorandum), every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one (1) vote for each Class A Ordinary Share and [thirty (30)] votes for each Class B Ordinary Share of which he is the holder and shall cast such vote by raising his hand.

Appendix A-21

Republic Power Group Limited

30.2.	If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll then any Member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall thereupon cause a poll to be taken. If a poll is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

31.	Voting by Joint Holders of Shares

The following shall apply where shares are jointly owned: (a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of Members and may speak as a Member; (b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all of them; and (c) if two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant shares shall be recorded as the vote attributable to the shares.

32.	Instrument of Proxy

32.1.	A Member may be represented at a meeting of Members by a proxy (who need not be a Member) who may speak and vote on behalf of the Member.

32.2.	An instrument appointing a proxy shall be in such form as the Board may from time to time determine or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Member appointing the proxy.

32.3.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

32.4.	The instrument appointing a proxy shall be produced at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote and in default the Directors may treat the instrument of proxy as valid. Delivery of an instrument appointing a proxy shall not preclude a Member from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy shall be deemed to be revoked.

33.	Representation of Members

33.1.	Any person other than an individual which is a Member may by resolution in writing (certified or signed by a duly authorised person) of its directors or other governing body authorise such person as it thinks fit to act as its representative (in this article, "Representative") at any meeting of the Members or at the meeting of the Members of any class or series of shares and the Representative shall be entitled to exercise the same powers on behalf of the Member which he represents as that Member could exercise if it were an individual.

Appendix A-22

Republic Power Group Limited

33.2.	The right of a Representative shall be determined by the law of the jurisdiction where, and by the documents by which, the Member is constituted or derives its existence. In case of doubt, the Board may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the Board may rely and act upon such advice without incurring any liability to any Member.

34.	Adjournment of General Meetings

The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place.

35.	Business at Adjourned Meetings

No business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

36.	Directors Attendance at General Meetings

Directors of the Company may attend and speak at any meeting of Members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

DIRECTORS AND OFFICERS

37.	Election of Directors

37.1.	The first registered agent of the Company shall, within six months of the date of incorporation of the Company, appoint one or more persons as the first director or directors of the Company. Thereafter, the directors shall be elected by a Resolution of Directors or a Resolution of Members.

37.2.	No person shall be appointed as a director or nominated as a reserve director unless he has consented in writing to act as a director or to be nominated as a reserve director.

37.3.	A director shall not require a share qualification, and may be an individual or a company.

37.4.	Any director which is a body corporate may appoint any person its duly authorised representative for the purpose of representing it at Board meetings or with respect to unanimous written consents.

38.	Number of Directors

The maximum number of directors may be fixed either by a Resolution of Directors or a Resolution of Members, provided that if the maximum number of directors is fixed by a Resolution of Members, then any change to the maximum number of directors shall only be made by a Resolution of Members.

Appendix A-23

Republic Power Group Limited

39.	Term of Office of Directors

Each director shall hold office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal.

40.	Alternate and Reserve Directors

40.1.	A director may at any time appoint any person (including another director) to be his alternate director and may at any time terminate such appointment. An appointment and a termination of appointment shall be by notice in writing signed by the director and deposited at the Registered Office or delivered at a meeting of the Board.

40.2.	The appointment of an alternate director shall terminate on the happening of any event which, if he were a director, would cause him to vacate such office or if his appointor ceases for any reason to be a director.

40.3.	An alternate director has the same rights as the appointing director in relation to any directors' meeting and any written resolution circulated for written consent, save that he may not himself appoint an alternate director or a proxy. Any exercise by the alternate director of the appointing director's powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director.

40.4.	If an alternate director is himself a director or attends a meeting of the Board as the alternate director of more than one director, his voting rights shall be cumulative.

40.5.	Unless the Board determines otherwise, an alternate director may also represent his appointor at meetings of any committee of the directors on which his appointor serves; and this Article shall apply equally to such committee meetings as to meetings of the Board.

40.6.	Where the Company has only one Member who is an individual and that Member is also the sole director, the sole member/director may, by instrument in writing, nominate a person who is not disqualified from being a director under the Act as a reserve director in the event of his death.

40.7.	The nomination of a person as a reserve director ceases to have effect if: (a) before the death of the sole Member/director who nominated him he resigns as reserve director, or the sole Member/director revokes the nomination in writing, or (b) the sole Member/director who nominated him ceases to be the sole Member/director for any reason other than his death.

41.	Removal of Directors

41.1.	A director may be removed from office by a Resolution of Members or by Resolution of Directors. A resolution passed under this Article 41.1 may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent (75%) of the votes of the members or directors of the Company entitled to vote.

Appendix A-24

Republic Power Group Limited

42.	Vacancy in the Office of Director

42.1.	Notwithstanding article 37, the Board may appoint one or more directors to fill a vacancy on the Board.

42.2.	For the purposes of this article, there is a vacancy on the Board if a director dies or otherwise ceases to hold office as a director prior to the expiration of his term of office or there is otherwise a vacancy in the number of directors as fixed pursuant to article 38.

42.3.	The term of any appointment under this article may not exceed the term that remained when the person who has ceased to be a director left or otherwise ceased to hold office.

43.	Remuneration of Directors

The Board may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

44.	Resignation of directors

A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

45.	Directors to Manage Business

45.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Board.

45.2.	The Board has all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company.

45.3.	The Board may authorise the payment of all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the Members of the Company, subject to any delegation of such powers as may be authorised by these Articles and to such requirements as may be prescribed by a Resolution of Members; but no requirement made by a Resolution of Members shall prevail if it is inconsistent with these Articles nor shall such requirement invalidate any prior act of the Board which would have been valid if such requirement had not been made.

45.4.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

45.5.	Subject to the provisions of the Act, all cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

Appendix A-25

Republic Power Group Limited

46.	Committees of Directors

46.1.	The Board may, by a Resolution of Directors, designate one or more committees of directors (including, without limitation, the Audit Committee), each consisting of one or more directors or other person(s) as it thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the Board.

46.2.	All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it was appointed, but not otherwise, shall have like force and effect as if done by the Board, and the Board (or if the Board delegates such power, the committee) shall have power to remunerate the members of any such committee, and charge such remuneration to the current expenses of the Company.

46.3.	Each committee of directors has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors establishing the committee, except that the Board has no power to delegate the following powers to a committee of directors:

(a)	to amend the Memorandum or these Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or approve a liquidation plan; or

(h)	to make a determination that the Company will, immediately after a proposed Distribution, meet the solvency test set out in the Act.

46.4.	A committee of directors, where authorised by the Board, may appoint a sub-committee.

46.5.	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

46.6.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the rules of the Designated Stock Exchange and the rules and regulations of the SEC.

Appendix A-26

Republic Power Group Limited

46.7.	The Board shall adopt a formal written audit committee charter and review and assess the adequacy of the formal written charter on an annual basis.

46.8.	The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

46.9.	For so long as the shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilize the Audit Committee for the review and approval of potential conflicts of interest. Specially, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties: (i) any shareholder owning an interest in the voting power of the Company or any subsidiary of the Company that gives such shareholder significant influence over the Company or any subsidiary of the Company, (ii) any director or executive officer of the Company or any subsidiary of the Company and any relative of such director or executive officer, (iii) any person in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (i) or (ii) or over which such a person is able to exercise significant influence, and (iv) any affiliate (other than a subsidiary) of the Company.

47.	Officers and Agents

47.1.	The Board may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. Such officers may consist of a chairman of the Board, a vice chairman of the Board, a president and one or more vice presidents, secretaries and treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

47.2.	Each officer or agent has such powers and authorities of the Board, including the power and authority to affix the Seal, as are set forth in these Articles or the Resolution of Directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or these Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

Appendix A-27

Republic Power Group Limited

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or approve a liquidation plan;

(j)	to make a determination that the Company will, immediately after a proposed distribution, meet the solvency test set out in the Act; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

48.	Removal of Officers and Agents

The officers and agents of the Company shall hold office until their successors are duly elected and qualified, but any officer or agent elected or appointed by the Board may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

49.	Duties of Officers

In the absence of any specific allocation of duties it shall be the responsibility of the chairman of the Board to preside at meetings of directors and Members, the vice chairman to act in the absence of the chairman, the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the Secretary to maintain the register of members, register of directors, minute books, records (other than financial records) of the Company, and Seal and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

50.	Remuneration of Officers

The emoluments of all officers shall be fixed by Resolution of Directors.

51.	Standard of Care

A director, when exercising powers or performing duties as a director, shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, (a) the nature of the Company, (b) the nature of the decision, and (c) the position of the director and the nature of the responsibilities undertaken by him.

52.	Conflicts of Interest

52.1.	A director shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the Board, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company's business and on usual terms and conditions.

Appendix A-28

Republic Power Group Limited

52.2.	A transaction entered into by the Company in respect of which a director is interested is voidable by the Company unless the director complies with article 52.1 or (a) the material facts of the interest of the director in the transaction are known by the Members entitled to vote at a meeting of Members and the transaction is approved or ratified by a Resolution of Members or (b) the Company received fair value for the transaction.

52.3.	For the purposes of this article, a disclosure is not made to the Board unless it is made or brought to the attention of every director on the Board.

52.4.	A director who is interested in a transaction entered into or to be entered into by the Company may, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the Company’s Designated Stock Exchange, and unless disqualified by the chairman of the relevant Board meeting, vote on a matter relating to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the Company, or do any other thing in his capacity as director that relates to the transaction.

52.5.	Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any actions that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7.N of Form 20F promulgated by the SEC, shall require the approval of the Audit Committee.

53.	Indemnification and Exculpation

53.1.	Subject to article 53.2 the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

53.2.	Article 53.1 does not apply to a person referred to in that Article unless the person acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

53.3.	The decision of the Board as to whether the person acted honestly and in good faith and in what he believed to be the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

Appendix A-29

Republic Power Group Limited

53.4.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

53.5.	If a person referred to in this article has been successful in defence of any proceedings referred to therein, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

53.6.	Expenses, including legal fees, incurred by a director (or former director) in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director (or former director, as the case may be) to repay the amount if it shall ultimately be determined that the director (or former director, as the case may be) is not entitled to be indemnified by the Company.

53.7.	The indemnification and advancement of expenses provided by, or granted under, these Articles are not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Members, resolution of disinterested directors or otherwise, both as to acting in the person's official capacity and as to acting in another capacity while serving as a director of the Company.

53.8.	The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability under article 53.1.

MEETINGS OF THE BOARD OF DIRECTORS

54.	Board Meetings

The Board or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as it may determine to be necessary or desirable. Any director or the Secretary of the Company may call a Board meeting.

Appendix A-30

Republic Power Group Limited

55.	Notice of Board Meetings

A director shall be given reasonable notice of a Board meeting, but a Board meeting held without reasonable notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting waive notice of the meeting, and for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part (except where a director attends a meeting for the express purpose of objecting to the transaction of business on the grounds that the meeting is not properly called). The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

56.	Participation in Meetings by Telephone

A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

57.	Quorum at Board Meetings

The quorum necessary for the transaction of business at a meeting of directors shall be not less than one-half of the total number of directors, unless there are only two (2) directors in which case the quorum is two (2).

58.	Board to Continue in the Event of Vacancy

The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum for a Board meeting, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or summoning a meeting of Members.

59.	Chairman to Preside

At every Board meeting the chairman of the Board shall preside as chairman of the meeting. If there is not a chairman of the Board or if the chairman of the Board is not present at the meeting, the vice chairman of the Board shall preside. If there is no vice chairman of the Board or if the vice chairman of the Board is not present at the meeting, the directors present shall choose one of their number to be chairman of the meeting.

60.	Powers of Sole Director

If the Company shall have only one director the provisions herein contained for Board meetings shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the Members of the Company.

61.	Proceedings if One Director

If the Company shall have only one director, in lieu of minutes of a meeting the director shall record in writing and sign a note or memorandum (or adopt a resolution in writing) concerning all matters requiring a Resolution of Directors and such note, memorandum or resolution in writing shall be kept in the minute book. Such a note, memorandum or resolution in writing shall constitute sufficient evidence of such resolution for all purposes.

Appendix A-31

Republic Power Group Limited

CORPORATE RECORDS

62.	Documents to be Kept

62.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and these Articles;

(b)	the register of members or a copy of the register of members;

(c)	the register of directors or a copy of the register of directors;

(d)	the register of charges or a copy of the register of charges;

(e)	copies of all notices and other documents filed by the Company in the previous ten years.

62.2.	Where the Company keeps a copy of its register of members or register of directors at the office of its registered agent, it shall within 15 days of any change in the register, notify the registered agent, in writing, of the change, and it shall provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

62.3.	Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

62.4.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Board may determine:

(a)	the minutes of meetings and Resolutions of Members and of classes of Members; and

(b)	the minutes of meetings and Resolutions of Directors and committees of directors.

62.5.	Where any of the minutes or resolutions described in the previous article are kept at a place other than at the office of the Company's registered agent, the Company shall provide the registered agent with a written record of the physical address of the place or places at which the records are kept.

62.6.	Where the place at which any of the records described in article 62.4 is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

62.7.	The Company's records shall be kept in written form or either wholly or partly as electronic records.

63.	Form and Use of Seal

The Board shall provide for the safe custody of the Seal. An imprint thereof shall be kept at the office of the registered agent of the Company. The Seal when affixed to any written instrument shall be witnessed by any one director, the Secretary or Assistant Secretary, or by any person or persons so authorised from time to time by Resolution of Directors.

Appendix A-32

Republic Power Group Limited

ACCOUNTS

64.	Books of Account

The Company shall keep records and underlying documentation that:

(a)	are sufficient to show and explain the Company's transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

65.	Form of Records

65.1.	The records required to be kept by the Company under the Act, the Mutual Legal Assistance (Tax Matters Act), 2003, the Memorandum or these Articles shall be kept in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (British Virgin Islands).

65.2.	The records and underlying documentation shall be kept for a period of at least five years from the date of completion of the relevant transaction or the company terminates the business relationship to which the records and underlying documentation relate.

66.	Financial Statements

66.1.	If required by a Resolution of Members, the Board shall cause to be made out and served on the Members or laid before a meeting of Members a profit and loss account and balance sheet of the Company for such period and on such recurring basis as the Members think fit.

66.2.	The Company's profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit or loss of the Company for that financial period, and a true and fair view of the state of affairs of the Company as at the end of that financial period.

66.3.	Unless otherwise determined by the Directors, the financial year of the Company shall end on the 31st day of December in each year.

67.	Distribution of Accounts

A copy of such profit and loss account and balance sheet shall be served on every Member in the manner and with similar notice to that prescribed herein for calling a meeting of Members or upon such shorter notice as the Members may agree to accept.

Appendix A-33

Republic Power Group Limited

AUDITS

68.	Audit

Subject to applicable law and rules of the Designated Stock Exchange, the accounts of the Company shall be audited at least once in every year.

69.	Appointment of Auditor

69.1.	Subject to applicable law and rules of the Designated Stock Exchange, the Board may appoint an Auditor, who shall hold office until removed from office by a Resolution of Directors, to audit the accounts of the Company. Such Auditor may be a Member but no Director or officer or employee of the Company shall, during his continuance in office, be eligible to act as an Auditor of the Company.

69.2.	If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

70.	Remuneration of Auditor

The remuneration of the Auditor shall be determined by the Audit Committee or, in the absence of such an Audit Committee, by the Board.

71.	Duties of Auditor

The statement of income and expenditure and the balance sheet of the Company required to be served on every Member of the Company or laid before a meeting of the Members of the Company shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period and all the information and explanations required by the Auditor have been obtained and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the British Virgin Islands. If so, the financial statements and the report of the Auditor should disclose this fact and name such country or jurisdiction.

72.	Access to Records

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto; and he may call on the Directors or officers of the Company for any information in their possession relating to the books or affairs of the Company.

Appendix A-34

Republic Power Group Limited

73.	Auditor Entitled to Notice

The Auditor of the Company shall be entitled to receive notice of, and to attend any meetings of Members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

VOLUNTARY LIQUIDATION

74.	Liquidation

The Company may be liquidated in accordance with the Act only if (a) it has no liabilities; or (b) it is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities. The Board shall be permitted to pass a Resolution of Directors for the appointment of an eligible individual as a voluntary liquidator (or two or more eligible individuals as joint voluntary liquidators) of the Company if the Members have, by a Resolution of Members, approved the liquidation plan in accordance with the Act.

FUNDAMENTAL CHANGES

75.	Changes

Notwithstanding section 175 of the Act, the Board may sell, transfer, lease, exchange or otherwise dispose of the assets of the Company without the sale, transfer, lease, exchange or other disposition being authorised by a Resolution of Members.

76.	Continuation under Foreign Law

The Company may by Resolution of Members or by Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 17th day of November 2021.

Incorporator

SIGNED Rexella D. Hodge

(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

Appendix A-35